August 17, 1998




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: William Underhill



                  Re: Overland Management, Inc.
                      (the "Company")
                      Form 10-SB (File No. 1-14247)

Dear Sir:

         On June 19, 1998, the Company filed with the Securities and Exchange Commission (the "Commission") a Form 10-SB (the "Form 10-SB"). The Company is not presently required to file a Form 10-SB since it does not meet the tests set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has decided that it does not at the present time wish to be subject to the reporting requirements of the Exchange Act on a voluntary basis.

         Accordingly, the Company hereby respectfully requests that the Commission consent to the withdrawal of the Form 10-SB.


                                                        Very truly yours,

                                                         /s/
                                                         Lawrence Lancaster
                                                         (Secretary/Treasurer)